Exhibit 99.1
Avago Technologies CFO Announces Plan To Leave Current Position
SAN JOSE, Calif., — April 15, 2008 — Mercedes Johnson, chief financial officer of Avago Technologies, a leading supplier of analog interface components for communications, industrial and consumer applications, today announced she will leave her position with the Company. The Board of Directors is initiating a search for a successor. In the interim, Ms. Johnson will continue managing all her current administrative responsibilities, and after the transition to a new CFO is completed she plans to continue as a consultant to Avago.
“Enabling the transformation from what was a division within a large corporation to a highly successful standalone company has been a very gratifying experience,” said Ms. Johnson. “With Avago firmly established as an independent enterprise, I am now able to pursue other interests. During this period, I will remain fully engaged and look forward to continuing to contribute to the achievement of Avago’s long-term goals.”
“On behalf of the Board of Directors and the management team, I want to thank Mercedes for her leadership and guidance during the early years of our company,” said Hock Tan, president and CEO of Avago Technologies. “Mercedes has built an outstanding global administrative infrastructure which will serve us well as we continue forward on our path to greater success.”
About Avago Technologies
Avago Technologies is a leading supplier of analog interface components for communications, industrial and consumer applications. By leveraging its core competencies in III-V compound and silicon semiconductor design and processing, the company provides an extensive range of analog, mixed signal and optoelectronics components and subsystems to more than 40,000 customers. Backed by strong customer service support, the company’s products serve four diverse end markets: industrial and automotive, wired infrastructure, wireless communications, and computer peripherals. Avago has a global employee presence and heritage of technical innovation dating back 40 years to its Hewlett-Packard roots. Information about Avago is available on the Web at www.avagotech.com.
Investor Contact:
Jim Fanucchi
Summit IR Group Inc.
(408) 404-5400
jim@summitirgroup.com